August 6, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	RiverPark Funds Trust SEC File Nos. 333-167778/811-22431

Dear Ladies and Gentlemen:

On behalf of RiverPark Funds Trust (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), please find Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A (“PEA No. 25”). PEA No. 25 is being filed in connection with the registration of shares of the new series within the Trust, RiverPark Floating Rate CMBS Fund, to be used in connection with the anticipated reorganization of RiverPark Floating Rate CMBS Fund into this new series.

Questions concerning PEA No. 25 may be directed to the undersigned at (212) 885-5234.

Very truly yours,

/s/ Courtney B. Schrenko

Courtney B. Schrenko